UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ACTIGA CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00506B104
(CUSIP Number)

Douglas S. Ellenoff, Esq.
David Selengut
Ellenoff Grossman & Schole LLP
370 Lexington Avenue,
New York, NY 10017
(212) 370-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,
and is filing this schedule because of §240.13d -1(e), 240.13d -1(f) or 240.13d -(1)(g), check the following box [   ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the
Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00506B104

NAMES OF REPORTING PERSONS:
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Amro A. Albanna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ] (b) [ ]
3	SEC USE ONLY:
SOURCE OF FUNDS (SEE INSTRUCTIONS):
4
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States
		SOLE VOTING POWER:
	7
NUMBER OF		19,489,950 shares
SHARES		SHARED VOTING POWER:
BENEFI-	8
CIALLY		0
OWNED BY		SOLE DISPOSITIVE POWER:
EACH	9
REPORTING		19,489,950 shares
PERSON WITH		SHARED DISPOSITIVE POWER:

	10	0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
19,489,950 shares
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
12	(SEE INSTRUCTIONS):

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
42.1%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14
IN

Note: All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 1. Security and Issuer

          This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Shares”), of Actiga Corporation, a Nevada corporation (the “Issuer”), with principal executive offices at 871 Marlborough Avenue, Suite 100, Riverside CA 92507.

Item 2. Identity and Background

           (a)-(c)This schedule is being filed by Amro A. Albanna, together with the Albanna Family Trust, located at P.O. Box 5939 Riverside CA 92517, over which Mr. Albanna has sole voting and investment control (together the “Reporting Person”). The Reporting Person has a business address at 871 Marlborough Avenue, Suite 100, Riverside CA 92507. The Reporting Person’s principal occupation is Chairman, CEO and director of Actiga Corporation.

          (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Albanna is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

          The Common Stock of Reporting Person was acquired as a result of a merger (the “Merger”) entered into among Actiga Corporation, QMotions, Inc., a private California C Corporation (“QMotions”), the stockholders of QMotions and QMotions Acquisition Corp., a wholly owned subsidiary of Actiga (“QMAC”) formed for the purpose of completing the merger of QMotions and QMAC. Under the terms of the merger, Actiga acquired, through its wholly owned subsidiary QMAC, all of the outstanding shares of QMotions thereby merging QMotions into QMAC and resulting in “QMotions, Inc,” being a direct, wholly-owned subsidiary of Actiga. Upon the reverse subsidiary merger of QMAC with and into QMotions, Actiga issued to the shareholders of QMotions an aggregate of 25,230,000 shares of the common stock of Actiga. The Reporting Person acquired 7,059,680 shares of Common Stock of the Company as a result of conversion of his note in the amount of $1,748,376.30 into shares of Common Stock of QMotions which was thereafter cancelled and reissued as shares of Actiga Corporation. The remaining 12,430,270 shares of Common Stock were acquired by the Reporting Person as a result of the Merger and cancellation of 100 shares of QMotions held by Reporting Person.

Item 4. Purpose of Transaction

          All of the shares of Common Stock acquired by the Reporting Person have been acquired for investment purposes. Depending on market conditions and other factors that he may deem material to his investment decision, the Reporting Peron may or may not, directly or indirectly, acquire shares of Common Stock in the open market or in a private transaction. Common Shares held by the Reporting Person are subject to a one-year lock up period; provided further that the Reporting Person may dispose of up to 25% of his shares in a private transaction during the lock-up period.

          Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions, specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer

          (a-c) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 19,489,950 Common Shares, constituting approximately 42.1% of the 46,230,000 Common Shares outstanding on January 10, 2008. The Reporting Person has sole power, directly or indirectly, to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of Common Stock reported herein. During the past sixty (60) days, the Reporting Person has not effected any transactions.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as otherwise set forth herein, there are no contracts, arrangements, understandings, or relationships with respect to the Common Shares owned by Reporting Person.

Item 7. Material to be Filed as an Exhibit

          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2008

By:	/s/ Amro A. Albanna
Name: Amro A. Albanna